Exhibit 4(b).12

English Language Summary
Authorization Agreement for Radiofrequency Blocks Personal Mobile Service and Multimedia Communications– Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências Associadas ao Serviço Móvel Pessoal No. 518/2012/ SPV-ANATEL

Parties:	Vivo S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	October 16, 2012

Expiration:	October 18, 2027

Purpose:
Authorization to use blocks of radiofrequency associated with Personal Mobile Service and Multimedia Communications, without exclusivity, primarily in sub-bands 451MHz to 458 MHz and 461 MHz to 468 MHz.  This grant was pursuant to the award of Lot 3 of under the bid No. 004/2012/PVCP/SPV-ANATEL.

Area:	States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe.

Amount:	The grant amount for this authorization is established determined by the offer price for Lot 3 of the bid No. 004/2012/PVCP/SPV-ANATEL

Renewal:
This license may be renewed only once, for 15 years. The amount due for the renewal will be payable every two years during the extension period for an amount corresponding to 2% (two percent) of the revenues of the Personal Mobile Service provider for the year preceding payment, net of taxes and social contributions. On the 15th year the provider must pay 1% of its revenue for the previous year.

Penalties:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.